June 18, 2008
Mr. Kevin Stertzel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Global Industries, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 26, 2008
File No. 000-21086
Dear Mr. Stertzel:
As per our conversation today, I am requesting a 2 business day extension to respond to your letter dated June 4, 2008 requiring additional information regarding our 2007 Form 10-K filing. We will provide a written response on or before June 20, 2008.
Should you have any questions concerning this request, please feel free to contact me at 281-529-7635.
Sincerely,
Jeffrey B. Levos
Senior Vice President and
Chief Financial Officer
11490 Westheimer  •  Suite 400  •  Houston, Texas 77077  •  (281) 529-7979  •  Fax #: (281) 529-7980